Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Compton Announces Closing of Sale of Worsley Property for $270 Million

    CALGARY, Sept. 27 /CNW/ - Compton Petroleum Corporation (TSX - CMT,
NYSE - CMZ) is pleased to announce that it has completed its previously announced sale to Birchcliff Energy Ltd. of its conventional oil assets at
Worsley in the Peace River Arch area of Alberta, for total cash proceeds of
$270 million.

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: E.G. Sapieha, President & CEO, N.G. Knecht, VP
Finance & CFO, or Lorna Klose, Manager Investor Relations. Telephone: (403)
237-9400, Fax: (403) 237-9410, Website: www.comptonpetroleum.com, Email:
investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 10:52e 27-SEP-07